Exhibit 99.1

Energy Transfer Equity to Acquire Energy Transfer Partners in Simplification Transaction

Streamlines organizational structure and eliminates IDR burden

DALLAS—August 1, 2018—Energy Transfer Equity, L.P. (NYSE: ETE) and Energy Transfer Partners, L.P. (NYSE: ETP) today announced that they have entered into a definitive agreement providing for the merger of ETP with a wholly-owned subsidiary of ETE in a unit-for-unit exchange. In connection with the transaction, ETE’s incentive distribution rights (IDRs) in ETP will be cancelled. The transaction, which was approved by the boards of directors and conflicts committees of both partnerships, is expected to close in the fourth quarter of 2018, subject to the approval by a majority of the unaffiliated unitholders of ETP and other customary closing conditions. ETE currently owns the general partner of ETP.

Under the terms of the transaction, ETP unitholders (other than ETE and its subsidiaries) will receive 1.28 common units of ETE for each common unit of ETP they own.

The transaction is expected to provide significant benefits for the partnerships, including:

•	providing a premium to the current ETP common unit trading price while being immediately accretive to ETE’s distributable cash flow per unit;

•	improving the combined partnership’s equity cost of capital through the elimination of ETE’s IDRs in ETP, which in turn is expected to enhance the combined partnership’s cash accretion from investments in organic growth projects and strategic M&A following the closing of the transaction;

•	further aligning the economic interests within the Energy Transfer family;

•	simplifying the overall structure, which reduces complexity and improves transparency for investors; and

•	increasing cash distribution coverage and retained cash flow, which will allow the combined partnership to reduce its leverage ratio as well as reduce the need for equity issuances to fund organic growth.

The transaction is expected to strengthen the balance sheet of the combined organization by utilizing cash distribution savings to reduce debt and to fund a portion of ETP’s robust growth capital expenditure program. The completion of major capital projects currently in progress is expected to continue to generate strong distributable cash flow growth for the combined partnership following the transaction. The partnerships expect to maintain investment grade credit ratings for the combined partnership.

In connection with the simplification transaction, ETE’s general partner has agreed to waive its existing contractual preemptive right with respect to the issuance of ETE common units in the merger that, if otherwise exercised, would entitle ETE’s general partner to purchase additional ETE common units to maintain its and its affiliates’ percentage ownership interest in ETE. In partial consideration for that waiver, ETE’s general partner will be issued a newly created series of Class A units that will result in ETE’s general partner and its affiliates maintaining the same relative voting interest in ETE that the general partner and its affiliates had prior to the merger.

ETE and ETP will hold a joint conference call to discuss the transaction details on Thursday, August 2, 2018 at 9:00 a.m. Central Time (10:00 a.m. Eastern Time). An investor presentation will be posted to the partnerships’ websites and filed with the SEC on a Form 8-K.

The dial-in number for the call is 877-709-8150 or 201-689-8354. To participate by telephone, please call approximately 15 minutes before the 9:00 a.m. Central Time (10:00 a.m. Eastern Time) start time and ask for the Energy Transfer call. The investor presentation and a live webcast of the call may be accessed on the investor relations page of ETE’s and ETP’s website at www.energytransfer.com. The call will be available for replay for a limited time by dialing 877-660-6853 or 201-612-7415. A replay of the broadcast will also be available on ETE’s and ETP’s website for a limited time.

A more detailed description of the merger agreement and the terms of the Class A units will be set forth in a Current Report on Form 8-K that ETE expects to file with the Securities and Exchange Commission on August 2, 2018.

Advisors

Latham & Watkins LLP acted as legal counsel to ETE. Vinson & Elkins LLP acted as legal counsel to ETP. Citi acted as financial advisor and Potter Anderson & Corroon LLP acted as legal counsel to ETE’s conflicts committee. Barclays acted as financial advisor and Richards Layton & Finger, P.A. acted as legal counsel to ETP’s conflicts committee.

About Energy Transfer

Energy Transfer Equity, L.P. (NYSE:ETE) is a master limited partnership that owns the general partner and 100% of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE: ETP) and Sunoco LP (NYSE: SUN). ETE also owns Lake Charles LNG Company and the general partner of USA Compression Partners, LP (NYSE: USAC). On a consolidated basis, ETE’s family of companies owns and operates a diverse portfolio of natural gas, natural gas liquids, crude oil and refined products assets, as well as retail and wholesale motor fuel operations and LNG terminalling.

Energy Transfer Partners, L.P. (NYSE: ETP) is a master limited partnership that owns and operates one of the largest and most diversified portfolios of energy assets in the United States. Strategically positioned in all of the major U.S. production basins, ETP’s operations include complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, natural gas liquids (NGL) and refined product transportation and terminalling assets; NGL fractionation; and various acquisition and marketing assets. ETP’s general partner is owned by Energy Transfer Equity, L.P. (NYSE: ETE).

Forward-Looking Statements

This release includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ETE and ETP cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, and the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by ETE and ETP with the Securities and Exchange Commission (the “SEC”), which are available to the public. ETE and ETP undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The information contained in this press release is available on ETE’s and ETP’s website at www.energytransfer.com.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by ETE or ETP with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETE or ETP at the numbers and addresses set forth below:

Participants in the Solicitation

ETE, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of ETE is contained in ETE’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Energy Transfer

Investor Relations:

Lyndsay Hannah, 214-981-0795

or

Brent Ratliff, 214-981-0795

or

Vicki Granado, 214-840-5820